UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


Letter to RNS

Notification of Change in Interest in Shares


We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules to notify you that on 11 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 96,627,574 shares, now represents 12.018% of the issued ordinary share capital of Pearson plc.



The registered holders of the shares are listed on the schedule below.

From Jennifer Burton
Assistant Company Secretary
Pearson PLC



                                                                      196/90/1
To:    Pearson plc

Date:  9 November 2005


                             SECTION 198 NOTIFICATION
                             Notification of Decrease


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

          Ordinary Shares (803,997,162 shares outstanding)

     Number of shares in which the Companies have an interest:

          96,627,574

     Name(s) of registered holder(s):

          See Schedule B



As of 9 November 2005

Pearson plc


                                                       Number of     Percent of
                                                         Shares      Outstanding


The Capital Group Companies, Inc. ("CG") holdings       96,627,574       12.018%

Holdings by CG Management Companies and Funds:

-  Capital Guardian Trust Company                       39,413,853        4.902%

-  Capital International Limited                         15,928,298       1.981%

-  Capital International S.A.                            3,576,729        0.445%

-  Capital International. Inc.                           6,941,422        0.863%

-  Capital Research and Management Company              30,767,272        3.827%



                                    Schedule A

                         Schedule of holdings In Pearson plc
                                As of 9 November 2005

                         Capital Guardian Trust Company


Registered Names                                                    Local Shares

State Street Nominees Limited                                          4,664,958

Bank of New York Nominees                                              1,617,303

Northern Trust                                                           272,409

Chase Manhattan Bank Australia Limited                                     2,700

Chase Nominees Limited                                                17,715,452

BT Globenet Nominees Ltd.                                                642,335

Midland Bank plc                                                       4,104,185

Cede & Co.                                                               195,263

                                       Schedule B
                                      Page 1 of 13

Deutsche Bank Mannheim                                                     2,200

Bankers Trust                                                          1,492,000

Barclays Bank                                                            129,600

Citibank London                                                           11,100

Royal Trust                                                               19,400

Brown Bros.                                                               80,293

Nortrust Nominees                                                      5,419,082

Royal Bank of Scotland                                                    92,100

MSS Nominees Limited                                                      66,100



                                       Schedule B
                                      Page 2 of 13


State Street Bank & Trust Co.                                             56,600


Citibank                                                                  13,600


RBSTB Nominees Ltd.                                                        2,200

Citibank NA                                                               45,500

Deutsche Bank AG                                                           2,100

HSBC Bank plc                                                              4,900

Mellon Bank N A                                                          148,500

ROY Nominees Limited                                                      39,400

Mellon Nominees (UK) Limited                                           1,409,606


                                       Schedule B
                                      Page 3 of 13



HSBC                                                                      46,400

JP Morgan Chase Bank                                                   1,118,567


                                                          TOTAL       39,413,853


                                      Schedule B
                                     Page 4 of 13




                            Capital International Limited

Registered  Name                                                    Local Shares

State Street Nominees Limited                                            306,562

Bank of New York Nominees                                              2,886,748

Northern Trust                                                         1,685,638

Chase Nominees Limited                                                 3,383,515

Midland Bank plc                                                          83,200

Bankers Trust                                                            248,071

Barclays Bank                                                             67,200

Citibank London                                                          113,966

                                       Schedule B
                                       Page 5 of 13


Morgan Guaranty                                                          284,300

Nortrust Nominees                                                      2,639,389

Royal Bank of Scotland                                                   807,000

MSS Nominees Limited                                                      91,200

State Street Bank & Trust Co.                                            350,700

National Westminster Bank                                                120,300

Lloyds Bank                                                               58,700

Citibank NA                                                               23,500

Deutsche Bank AG                                                       1,209,668



                                       Schedule B
                                      Page 6 of 13


Chase Manhattan Nominee Ltd.                                              48,300
Australia

HSBC Bank plc                                                            988,300

Mellon Bank N.A.                                                         165,516

KAS UK                                                                    61,425

Bank One London                                                          212,600

Clydesdale Bank plc                                                       77,000

JP Morgan Chase Bank                                                      15,500

                                                       TOTAL          15,928,298



                                      Schedule B
                                     Page 7 of 13



                              Capital International SA


State Street Nominees Limited                                             16,036

Bank of New York Nominees                                                 35,800

Chase Nominees Limited                                                 1,317,542

Credit Suisse London Branch                                               30,000

Midland Bank plc                                                         376,300

Barclays Bank                                                            173,618

Brown Bros.                                                               52,500

Nortrust Nominees                                                         11,300

                                      Schedule B
                                     Page 8 of 13


Morgan Stanley                                                            12,900

Royal Bank of Scotland                                                   130,018

J.P. Morgan                                                              860,083

National Westminster Bank                                                 24,900

Lloyds Bank                                                               29,600

RBSTB Nominees Ltd,                                                       60,100

Deutsche Bank AG                                                          67,352

HSBC Bank plc                                                            357,980

HSBC                                                                      20,700

                                                       TOTAL           3,576,729


                                        Schedule B
                                       Page 9 of 13


                            Capital International, Inc.


Registered Name                                                     Local Shares


State Street Nominees Limited                                          2,167,757

Bank of New York Nominees                                                769,405

Northern Trust                                                            23,800

Chase Nominees Limited                                                 1,679,650

Midland Bank plc                                                         180,800

Bankers Trust                                                             39,000

Citibank London                                                           73,300

Brown Bros.                                                               98,200


                                         Schedule B
                                       Page 10 of 13



Nortrust Nominees                                                        446,557

Royal Bank of Scotland                                                    69,500

State Street Bank & Trust Co                                             591,996

Sumitomo Trust & Banking                                                  25,800

Citibank                                                                  20,100

RBSTB Nominees Ltd                                                        27,100

Citibank NA                                                              307,357

State Street Australia Limited                                            33,700

HSBC Bank plc                                                            105,200

                                     Schedule B
                                    Page 11 of 13


JP Morgan Chase Bank                                                     282,200

TOTAL                                                                  6,941,422



                                      Schedule B
                                    Page 12 of 13



                       Capital Research and Management Company


Registered Name                                                     Local Shares

State Street Nominees Limited                                            750,000

Chase Nominees Limited                                                30,017,272

                                                            TOTAL     30,767,272



                                        Schedule B
                                      Page 13 of 13






                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 11 November, 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary